CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

C. Thomas Hopkins

T: +1 310 883 6417

thopkins@cooley.com

June 14, 2021

Matthew Crispino

Jan Woo

Brittany Ebbertt

Kathleen Collins

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LegalZoom.com, Inc.

Registration Statement on Form S-1

Filed June 4, 2021

File No. 333-256803

Ladies and Gentlemen:

On behalf of LegalZoom.com, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock (the “Common Stock”) to be offered in the proposed initial public offering (the “IPO”) pursuant to the Company’s Registration Statement on Form S-1, (File No. 333-256803), filed with the Commission on June 4, 2021 (the “Registration Statement”). This letter supplements the Company’s response (the “Prior Response”) to comment number 18 received from the Staff by letter dated May 3, 2021, relating to the Company’s Draft Registration Statement on Form S-1, as originally confidentially submitted to the Staff on April 6, 2021, and amended on May 17, 2021. The Prior Response set forth a breakdown of all stock options and RSUs granted by the Company in fiscal 2020 and in the current fiscal year through the date of the Prior Response as well as the fair value of the underlying common stock used to value such awards, as determined by the Company’s board of directors (the “Board”).

Due to the commercially sensitive nature of certain information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. The Company has also filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to 17 C.F.R. §200.83.

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

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June 14, 2021

Page Two

Preliminary IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO. The Preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and ongoing discussions regarding market conditions between senior management of the Company and representatives of the underwriters.

The Company will include a bona fide price range, which the Company currently expects to be a three-dollar range, in an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process.

IPO Grants

The Company expects to grant RSUs that will be contingent on the effectiveness of the Registration Statement. The RSUs will have a grant date fair value of approximately $10.9 million and the number of shares underlying the RSUs will be based on the initial public offering price to the public (the “IPO RSU Grants”). In addition, the Company also expects to grant options to purchase shares of common stock (“IPO Options”) with an exercise price equal to the initial public offering price for a number of shares equal to 2.5 times the number of shares subject to the IPO RSU Grants (together with the IPO RSU Grants, the “IPO Grants”). Because the number of shares and exercise price of the IPO Options is based on the initial public offering price the grant date for accounting purposes will not be established until the time of the IPO.

The Company estimates the aggregate amount of stock-based compensation expense that the Company will recognize for the IPO Grants to be approximately $[***] million, assuming the initial public offering price is $[***] per share, the midpoint of the Preliminary Price Range. The Company expects to recognize this stock-based compensation cost over a weighted-average requisite service period of approximately 4.0 years. The final amount of stock-based compensation cost will vary depending and contingent upon the actual initial public offering price per share.

Proposed Option and RSU Modifications Prior to the IPO

For retention purposes, the Company expects to amend the vesting schedule of certain options held by executive officers so that these options do not vest immediately upon an IPO. Rather, subject to and contingent upon the completion of the IPO, the options will also be subject to a time-based vesting schedule, such that 1/48th of the total shares of common stock underlying each modified option will vest each month following the optionee’s vesting commencement date, subject to continued service through each applicable vesting date. Under the original terms of the options, exercisable for a total of 4,375,385 shares, options for 3,052,074 shares would have vested upon the IPO if the price to the public was $[***] per share, the midpoint of the Preliminary Price Range, with an immediate stock-based compensation charge of approximately $[***] million. However, as a result of the modifications, at the time of the IPO, the Company estimates it will recognize a stock-based compensation charge of approximately $[***] million upon the IPO effective date, and stock-based compensation of approximately $[***] million will be recognized over a remaining weighted-average period of 3.1 years. For accounting purposes, as the options are not probable of vesting until the IPO occurs, these modifications will result in the total compensation cost being measured at fair value as of the modification date. The Company will use the Black-Scholes Option Pricing Model to estimate the fair value of the modified options using the common stock fair value of $[***] per share, the midpoint of the Preliminary Price Range, and the initial exercise price of the modified options, $9.82 per

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

t: +1 310 883 6400 f: +1 310 883 6500 cooley.com

June 14, 2021

Page Three

share, as the primary inputs. These amounts are based upon management’s best estimate as of the date of this letter. The Company’s option valuation assumptions for the modified options will be measured on the modification date prior to the IPO. The above stock-based compensation amounts exclude other potential accounting outcomes where an IPO does not occur, and accordingly, have been excluded from this letter as they are irrelevant to the Company’s IPO plans.

In addition, the Company expects to amend the vesting schedule of an option held by another executive officer to purchase up to [***] shares of common stock so that the option does not vest immediately upon a change in control event or a qualifying termination of employment or upon the fourth anniversary of the original date of grant. Subject to, and contingent upon the IPO, the [***] options will instead be subject to a time-based vesting schedule, such that 1/48th of the total shares of common stock underlying the options will vest each month following the vesting commencement date, subject to continued service through each applicable vesting date. As of the estimated modification date, the Company has previously recognized a stock-based compensation charge of approximately $[***] million, with approximately $[***] million of additional stock-based compensation that would have been recognized over the remaining period of 2.3 years. As a result of this modification, the Company estimates it will recognize $[***] million of additional compensation expense measured based on the estimated fair value of the options immediately before and immediately after the modification using the common stock fair value of $[***] per share, the midpoint of the Preliminary Price Range. At the time of the IPO, the Company estimates it will recognize approximately $[***] million of the incremental stock-based compensation expense. Aggregate unrecognized stock-based compensation of $[***] million, consisting of the original stock-based compensation associated with the option of $[***] million and the remaining incremental stock-based compensation of the modified time-based option of approximately $[***] million, will be recognized over the remaining period of 2.3 years. In estimating the incremental compensation from the modification, the Company utilized a Monte Carlo Simulation to calculate the fair value of the original performance-based option immediately before the modification as the original award contained market conditions, and a Black-Scholes Option Pricing Model to calculate the fair value of the modified time-based option immediately after the modification. For both the Monte Carlo Simulation and Black-Scholes Option Pricing Model, the Company used a common stock fair value of $[***] per share, the midpoint of the Preliminary Price Range, and the exercise price of $9.82 per share. These amounts are based upon management’s best estimate as of the date of this letter, and is subject to change based upon the completion of the Monte Carlo Simulation valuation which is in progress as of the date of this letter. The Company expects to complete the Monte Carlo Simulation valuation before filing an amendment to the Registration Statement and before the commencement of the Company’s road show. The Company’s option valuation assumptions for this modified time-based option will be measured on the modification date prior to the IPO. The above compensation cost amounts exclude the impact of other potential accounting outcomes where an IPO does not occur, and accordingly, have been excluded from this letter as they are irrelevant to the Company’s IPO plans.

In addition, for retention purposes, the Company expects to amend the severance vesting acceleration benefit applicable to certain restricted stock units and remove the change in control vesting acceleration benefit applicable to options subject to time-based vesting, that were issued to certain of its executive officers. The modification is expected to occur before the IPO. As no previous stock-based compensation expense has been recognized on the RSUs due to a liquidity event-based vesting condition, the modification will result in the RSUs having a fair value equal to the fair value of our common stock on the modification date, which the Company estimates is $[***] per share, the midpoint of the Preliminary Price Range. Upon satisfying the IPO performance condition, the Company will recognize a stock-based compensation charge of approximately $[***] million for RSUs that have satisfied the time-based service condition incurred through to the IPO effective date, and the remaining stock-based compensation of approximately $[***] million will be recognized over a weighted-average period of 3.3 years. These compensation amounts are based upon management’s best estimate as of the date of this letter. The stock-based compensation charge for the modified RSUs will be measured on the modification date prior to the IPO.

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

t: +1 310 883 6400 f: +1 310 883 6500 cooley.com

June 14, 2021

Page Four

Historical Fair Value Determination and Methodology

The Prior Response contains a discussion of the determination of the fair market value per share of the Company’s common stock for financial reporting purposes by the Board for fiscal 2020 through May 17, 2021, including a full description of the valuation methods used, including the income approach, the market approach and the Guideline Public Company Method, and the other key considerations of the Board.

There have been no equity grants subsequent to the date of the Prior Response Letter.

The Company has estimated a Preliminary Price Range of approximately $[***] to $[***] per share for its IPO. As is typical in an IPO, the Preliminary Price Range was not derived using a formal determination of fair value, but rather was determined based on discussions between the Company and the underwriters. In setting the Preliminary Price Range, the following factors were considered:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	recent performance of IPOs of companies in the Company’s sector.

The Company believes that the difference between the $[***] per share estimated fair value of its Common Stock described in the Prior Response and the Preliminary Price Range of $[***] to $[***] per share is the result of the Company’s evaluation of the factors above, as well as the following considerations:

•

The Preliminary Price Range assumes a successful IPO in June 2021 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the March 31, 2021 Valuation Report weighted different outcomes including the probability of a successful IPO by June 30, 2021 at 40% and by September 30, 2021 at 75%.

•

The Preliminary Price Range took into account the recent performance and valuations of public companies that the Lead Underwriters expect will be viewed by investors as comparable to the Company (the “Comparable Companies”). On average, the share prices of Comparable Companies have increased by 11% from March 2021 through June 2021.

•

The Preliminary Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair values of the common stock as of March 31, 2021 appropriately represent contemporaneous estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability. The prior valuations applied a discount to the fair value determinations for lack of marketability, which was 8% at March 31, 2021.

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

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June 14, 2021

Page Five

•

The Preliminary Price Range took into account the recent performance of successful initial public offerings of technology companies. Since August 2019, a number of technology companies have either completed or made public filings for their initial public offerings, suggesting a favorable market for companies that are similar to the Company in executing and completing initial public offerings. Further, the valuations for recent technology company initial public offerings have increased dramatically compared to those earlier in 2020, due in part to favorable market conditions and strong revenue growth.

•

Based on the Company’s recent financial performance and current market sentiment, the Company expects that there will be significant investor interest in the IPO. The capital markets continue to reward high growth technology companies in expanding addressable markets with exposure to favorable industry trends such as increasing demand for on-line solutions.

•

Since May 17, 2021, the Company has taken several steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, engaging additional underwriters, and publicly filing the Registration Statement with the Commission.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

In light of the Preliminary Price Range and the other factors described in this letter, the Company respectfully advises the Staff that it believes that the deemed per share fair values of the Common Stock used as the basis for determining stock-based compensation expense in connection with its stock option and RSU grants have been reasonable and appropriate.

* * *

Please contact me at (310) 883-6417, Jodie Bourdet at (415) 693-2054 or Jonie Ing Kondracki at (415) 693-2174 with any questions or further comments regarding our response to the Staff’s comment.

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

t: +1 310 883 6400 f: +1 310 883 6500 cooley.com

June 14, 2021

Page Six

Sincerely /s/ C. Thomas Hopkins C. Thomas Hopkins

cc:	Dan Wernikoff, Chief Executive Officer, LegalZoom.com, Inc.

Noel Watson, Chief Financial Officer, LegalZoom.com, Inc.

Nicole Miller, General Counsel, LegalZoom.com, Inc.

Jodie Bourdet, Cooley LLP

Jonie Ing Kondracki, Cooley LLP

Richard A. Kline, Latham & Watkins LLP

Adam J. Gelardi, Latham & Watkins LLP

Cooley LLP 1333 2nd Street Suite 400 Santa Monica, CA 90401

t: +1 310 883 6400 f: +1 310 883 6500 cooley.com